UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

FORTY SEVEN, INC.

(Name of Subject Company (Issuer))

TORO MERGER SUB, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

34983P104

(Cusip Number of Class of Securities)

Brett A. Pletcher, Esq.
Executive Vice President, General Counsel and Chief Compliance Officer

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, CA 94404

650-574-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Stephen Arcano Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3542	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*             A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒                                  third-party tender offer subject to Rule 14d-1.
☐                                    issuer tender offer subject to Rule 13e-4.
☐                                    going-private transaction subject to Rule 13e-3.
☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by Toro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to acquire all of the outstanding shares of common stock of Forty Seven, Inc., a Delaware corporation (“Forty Seven”), at a price of $95.50 per share, net to the seller in cash, without interest, pursuant to an Agreement and Plan of Merger, dated March 1, 2020, among Forty Seven, Gilead and Purchaser.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, related to Gilead, Forty Seven and the acquisition of Forty Seven by Gilead that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the business combination and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the ability of Gilead to advance Forty Seven’s product pipeline, including magrolimab, FSI-174 and FSI-189; regulatory approval of magrolimab, FSI-174 and FSI-189 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Forty Seven’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Forty Seven and the Schedule TO and related tender offer documents to be filed by Gilead and Toro Merger Sub, Inc., a wholly owned subsidiary of Gilead. All forward-looking statements are based on information currently available to Gilead and Forty Seven, and Gilead and Forty Seven assume no obligation and disclaim any intent to update any such forward-looking statements.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Forty Seven, nor is it a substitute for any tender offer materials that Gilead, its acquisition company or Forty Seven will file with the SEC. A solicitation and an offer to buy shares of Forty Seven will be made only pursuant to an offer to purchase and related materials that Gilead intends to file with the SEC.  At the time the tender offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the SEC, and Forty Seven will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. FORTY SEVEN’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Forty Seven at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Gilead or Forty Seven. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations, by phone at 1-800-GILEAD-5 or 1-650-574-3000, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Forty Seven will be available free of charge under the “Investors” section of Forty Seven’s internet website at ir.fortyseveninc.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Forty Seven file annual, quarterly and current reports, proxy statements and other information with the SEC. Gilead’s and Forty Seven’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Presentation, dated March 2, 2020.
99.2	Transcript of Investor Presentation Call on March 2, 2020.
99.3	Email sent to Gilead employees on March 2, 2020.
99.4	Email sent to Gilead Operating Group on March 2, 2020.
99.5	Frequently Asked Questions, sent to Gilead Operating Group on March 2, 2020.
99.6	Email sent to Forty Seven’s employees on March 2, 2020.
99.7	Q&A provided to Forty Seven’s employees on March 2, 2020.
99.8	Tweet posted by Gilead on March 2, 2020.